FMX GROWTH ALLOCATION FUND

FINANCIAL STATEMENTS

AUGUST 11, 2009



BROOKWEINER L.L.C.[SM]
Certified Public Accountants • Business Consultants



BROOKWEINER L.L.C.℠
Certified Public Accountants • Business Consultants

125 South Wacker Drive • 10th Floor • Chicago, Illinois 60606-4433
E-mail: bwmail@brookweiner.com • Web: www.brookweiner.com
312/629-0900 • Fax 312/629-0901

Members of the firm:
Rosanne B. Andersen
Sherwin A. Brook
Gordon M. Johnson
Elwood Kreger
Howard Leon
Charles J. Natarelli
Donald E. Rattner
Allen D. Sered
David Weinberg
Sheldon Weiner

Robert J. Krawitz
(1942-2002)
Richard A. Sandlow
(1929-2000)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
and Board of Directors of
the FMX Growth Allocation Fund

We have audited the accompanying statement of assets and liabilities of FMX Growth Allocation Fund, as of August 11, 2009. This financial statement is the responsibility of the management of the Fund. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of assets and liabilities is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of assets and liabilities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of assets and liabilities presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of assets and liabilities referred to above presents fairly, in all material respects, the financial position of FMX Growth Allocation Fund as of August 11, 2009, in conformity with accounting principles generally accepted in the United States of America.

BrookWeiner L.L.C.

Independent Auditor
Chicago, Illinois
August 24, 2009

Member of TIAG, The International Accounting Group TIAG

FMX GROWTH ALLOCATION FUND
STATEMENT OF ASSETS AND LIABILITIES

ASSETS

	August 11, 2009
ASSETS	
Cash	$ 50,000
TOTAL ASSETS	$ 50,000

NET ASSETS

ANALYSIS OF NET ASSETS

Net capital paid in on shares of capital stock	$ 50,000
Net assets (equivalent to $10.00 per share based on 5,000 shares of capital stock outstanding)(note 4)	$ 50,000

BROOKWEINER L.L.C.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and nature of operations

FMX Growth Allocation Fund, a mutual fund (the "Fund"), is a diversified series of the Starboard Investment Trust (the "Trust"), an open-ended management investment company. The Trust was established as a Delaware statutory trust under an Agreement and Declaration of Trust on May 13, 2009, and is registered under the Investment Company Act of 1940, as amended. The Fund has had no operations since that date other than those relating to organizational matters, including the issuance of 5,000 shares at $10.00 per share. The Fund's investment advisor has paid all organizational costs.

Accounting method

The fund prepares its financial statements using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash equivalents

The Fund considers cash and all highly liquid investments with original maturities of three months or less when acquired to be cash and cash equivalents. As of August 11, 2009, the Fund's cash consists of cash deposits with Union Bank of California.

Income Taxes

The Fund's policy is to continue to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all its taxable income to its shareholders. The Fund also intends to distribute sufficient net investment income and net capital gains, if any, so that it will not be subject to excise tax on undistributed income and gains. Therefore, no federal income tax or excise provision is required.

NOTE 2 – FEES & EXPENSES

The Fund receives investment advisory services under an agreement with FolioMetrix (the "Advisor"), the Advisor receives a monthly fee based on the Fund's average daily net assets. No fees are assessed on average daily assets under $11,000,000 and gradually increase to a maximum annual rate of 0.95% on average daily net assets of $39 million or more.

The Trust has entered into a Fund Accounting and Administration Agreement with The Nottingham Company ("Administrator"), 116 South Franklin Street, Post Office Box 69, Rocky Mount, North Carolina 27802-0069. The Administrator assists the Trust in the performance of its administrative responsibilities to the Funds, coordinates and pays for the services of each vendor and the operating expense to the Funds, and provides the Funds with certain administrative, fund accounting, and compliance services. As part of its services and consolidated fee arrangement, the Administrator receives compensation based on the Fund's average daily net assets. For the FMX Growth Allocation Fund, the annual rate is 1.45% if the average daily net assets are under $50 million and gradually decreases to an annual rate of 0.825% if the average daily net assets are greater than $1 billion. The fee paid to the Administrator is calculated by multiplying the average daily net assets of the Fund by the applicable annual rate. The Administrator pays all expenses not assumed by the Advisor, including, without limitation: the fees and expenses of its independent accountants and of its legal counsel; the costs of printing and mailing to shareholders annual and semi-annual reports, proxy statements, prospectuses, statements of additional information and supplements thereto; the

BROOKWEINER L.L.C.

costs of printing registration statements; bank transaction charges and custodian's fees; any proxy solicitors' fees and expenses; filing fees; any federal, state or local income or other taxes; any interest; any membership fees of the Investment Company Institute and similar organizations; fidelity bond and Trustees' liability insurance premiums.

NOTE 3 – OFFICERS AND TRUSTEES

Certain Officers and Trustees of the Trust are Officers and Directors or Trustees of the Fund's investment advisor and the Fund's administrator.

NOTE 4 – CAPITAL SHARE TRANSACTIONS

As of August 11th, 2009, 5,000 shares of $10 par value capital stock were authorized. As of August 11, 2009 there have been no other capital stock transactions.

BROOKWEINER L.L.C.

FMX TOTAL RETURN FUND

FINANCIAL STATEMENTS

AUGUST 11, 2009



BROOKWEINER L.L.C.^{SM}

Certified Public Accountants • Business Consultants



BROOKWEINER L.L.C.[SM]
Certified Public Accountants • Business Consultants

125 South Wacker Drive • 10th Floor • Chicago, Illinois 60606-4433
E-mail: bwmail@brookweiner.com • Web: www.brookweiner.com
312/629-0900 • Fax 312/629-0901

Members of the firm:
Rosanne B. Andersen
Sherwin A. Brook
Gordon M. Johnson
Elwood Kreger
Howard Leon
Charles J. Natarelli
Donald E. Rattner
Allen D. Sered
David Weinberg
Sheldon Weiner

Robert J. Krawitz
(1942-2002)
Richard A. Sandlow
(1929-2000)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
and Board of Directors
of the FMX Total Return Fund

We have audited the accompanying statement of assets and liabilities of FMX Total Return Fund, as of August 11, 2009. This financial statement is the responsibility of the management of the Fund. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of assets and liabilities is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of assets and liabilities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of assets and liabilities presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of assets and liabilities referred to above presents fairly, in all material respects, the financial position of FMX Total Return Fund as of August 11, 2009, in conformity with accounting principles generally accepted in the United States of America.

Brook Weiner L.L.C.

Independent Auditor
Chicago, Illinois
August 24, 2009

Member of TIAG, The International Accounting Group TIAG

FMX TOTAL RETURN FUND
STATEMENT OF ASSETS AND LIABILITIES

ASSETS

	August 11, 2009
ASSETS	
Cash	$ 50,000
TOTAL ASSETS	$ 50,000

NET ASSETS

ANALYSIS OF NET ASSETS

Net capital paid in on shares of capital stock	$ 50,000
Net assets (equivalent to $10.00 per share based on 5,000 shares of capital stock outstanding)(note 4)	$ 50,000

BROOKWEINER L.L.C.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and nature of operations

FMX Total Return Fund, a mutual fund (the "Fund"), is a diversified series of the Starboard Investment Trust (the "Trust"), an open-ended management investment company. The Trust was established as a Delaware statutory trust under an Agreement and Declaration of Trust on May 13, 2009, and is registered under the Investment Company Act of 1940, as amended. The Fund has had no operations since that date other than those relating to organizational matters, including the issuance of 5,000 shares at $10.00 per share. The Fund's investment advisor has paid all organizational costs.

Accounting method

The fund prepares its financial statements using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash equivalents

The Fund considers cash and all highly liquid investments with original maturities of three months or less when acquired to be cash and cash equivalents. As of August 11, 2009, the Fund's cash consists of cash deposits with Union Bank of California.

Income Taxes

The Fund's policy is to continue to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all its taxable income to its shareholders. The Fund also intends to distribute sufficient net investment income and net capital gains, if any, so that it will not be subject to excise tax on undistributed income and gains. Therefore, no federal income tax or excise provision is required.

NOTE 2 – FEES & EXPENSES

The Fund receives investment advisory services under an agreement with FolioMetrix (the "Advisor"), the Advisor receives a monthly fee based on the Fund's average daily net assets. No fees are assessed on average daily assets under $13,000,000 and gradually increase to a maximum annual rate of 0.70% on average daily net assets of $41 million or more.

The Trust has entered into a Fund Accounting and Administration Agreement with The Nottingham Company ("Administrator"), 116 South Franklin Street, Post Office Box 69, Rocky Mount, North Carolina 27802-0069. The Administrator assists the Trust in the performance of its administrative responsibilities to the Funds, coordinates and pays for the services of each vendor and the operating expense to the Funds, and provides the Funds with certain administrative, fund accounting, and compliance services. As part of its services and consolidated fee arrangement, the Administrator receives compensation based on the Fund's average daily net assets. For the FMX Total Return Fund, the annual rate is 1.20% if the average daily net assets are under $50 million and gradually decreases to an annual rate of 0.725% if the average daily net assets are greater than $1 billion. The fee paid to the Administrator is calculated by multiplying the average daily net assets of the Fund by the applicable annual rate. The Administrator pays all expenses not assumed by the Advisor, including, without limitation: the fees and expenses of its independent accountants and of its legal counsel; the costs of printing and mailing to shareholders annual and semi-annual reports, proxy

BROOKWEINER L.L.C.

statements, prospectuses, statements of additional information and supplements thereto; the costs of printing registration statements; bank transaction charges and custodian's fees; any proxy solicitors' fees and expenses; filing fees; any federal, state or local income or other taxes; any interest; any membership fees of the Investment Company Institute and similar organizations; fidelity bond and Trustees' liability insurance premiums.

NOTE 3 – OFFICERS AND TRUSTEES

Certain Officers and Trustees of the Trust are Officers and Directors or Trustees of the Fund's investment advisor and the Fund's administrator.

NOTE 4 – CAPITAL SHARE TRANSACTIONS

As of August 11th, 2009, 5,000 shares of $10 par value capital stock were authorized. As of August 11, 2009 there have been no other capital stock transactions.

BROOKWEINER L.L.C.